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Total enters in Chile with the award of one exploration license
Paris, November 21, 2007 — Total announces that it has been awarded the Otway exploration license it applied for under the 2007 Exploration Licensing Round of the Chile’s Minister of Mine.
Total will have a 100% interest in Otway Block. Covering an area of 5,965 square kilometres, this block is located in the foothills domain of the Magallanes Basin, immediately West to Punta Arenas, and around 160 kilometres West to onshore installations of Total Austral in Tierra del Fuego (Argentina).
Under the terms of the contract, which should be signed in the coming months, Phase 1 of exploration will be launched in 2008 and will include 1,500 square kilometres of 3D seismic acquisition followed by the drilling of two wells.
Total’s entry into Chile is in line with its strategy of diversifying its exploration assets.
Total Exploration & Production in South America:
At 225,000 barrels of oil equivalent per day, the South America region accounted for almost 10% of the Group’s total production in 2006. Total is primarily active in Argentina, where it is one of the country’s leading operators of natural gas production and in Venezuela. It also has interests in Bolivia, Columbia, Brazil and Trinidad.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com